Exhibit 99.1

Radware Announces Second Quarter 2017 Earnings

Second Quarter 2017 Results and Financial Highlights

•	Revenues of $51 Million, up 3% from the second quarter of 2016
•	Non-GAAP EPS of $0.03; GAAP EPS of ($0.09)
•	Operating cash flow for the last twelve months of $40 million

TEL AVIV, ISRAEL, AUGUST 2, 2017 — Radware® (NASDAQ: RDWR), a leading provider of cyber security and application delivery solutions securing the digital experience for applications in virtual, cloud and software defined data centers, today announced its consolidated financial results for the quarter ended June 30, 2017.

“We are pleased with our results for the second quarter of 2017, in which we continued to execute on our strategy. The business environment is solid and we are adding new opportunities to the pipeline at an accelerated pace,” said Roy Zisapel, Radware President & CEO. “Our solution offering is industry-leading in its ability to meet the challenges of the increasingly complex delivery environment and constantly evolving cyber threats. The digital transformation and the trend towards cloud migration provide us with multiple opportunities, and we are confident in our ability to capture them and deliver long-term growth for Radware.”

Financial Highlights for the Second Quarter of 2017

Revenues for the second quarter of 2017 totaled $51.0 million, up 3% from revenues of $49.6 million for the second quarter of 2016.

Revenues in the Americas region were $24.3 million for the second quarter of 2017, up 10% from revenues of $22.1 million in the second quarter of 2016. Revenues in the EMEA region were $13.1 million for the second quarter of 2017, down 7% from revenues of $14.0 million in the second quarter of 2016. Revenues in the APAC region were $13.6 million for the second quarter of 2017, up 1% from revenues of $13.5 million in the second quarter of 2016.

Net loss on a GAAP basis for the second quarter of 2017 was ($4.1) million or ($0.09) per diluted share, compared with net loss of ($1.3) million or ($0.03) per diluted share for the second quarter of 2016.

Non-GAAP net income for the second quarter of 2017 was $1.2 million or $0.03 per diluted share, compared with non- GAAP net income of $2.6 million or $0.06 per diluted share for the second quarter of 2016.

Non-GAAP results are calculated excluding the impact of stock-based compensation, exchange rate differences, net on balance sheet items, amortization of intangible assets, acquisition related expenses and patent litigation expense. A reconciliation of each of the company’s non-GAAP measures to the comparable GAAP measured is included at the end of this press release.

As of June 30, 2017 the Company had cash, cash equivalents, short-term and long-term bank deposits and marketable securities of $326 million. Cash generated from operations in the second quarter of 2017 totaled $11.4 million.

Conference Call

Radware management will host a call today, August 2, 2017 at 8:30 am ET to discuss its second quarter 2017 results.

Participants in the US call: Toll Free 866-393-4306

Participants Internationally call:  +1-734-385-2616

Conference ID:  41367020

A replay will be available for 2 days, starting 2 hours after the end of the call, on telephone number +1-404-537-3406 or (US toll-free) 855-859-2056.

A live webcast of the conference call can also be heard by accessing the Company's website at: http://www.radware.com/IR/. The webcast will remain available for replay during the next 12 months.

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Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles (GAAP), Radware uses non-GAAP measures of gross profit, operating income, financial income, net income and earnings per share, which are adjustments from results based on GAAP to exclude stock-based compensation expenses, in accordance with ASC No. 718, amortization of intangible assets, acquisition costs, litigation costs and exchange rate differences, net on balance sheet items included in finance income. Such exchange rate differences may vary from period to period due to changes in exchange rates driven by general market conditions or other circumstances outside of the normal course of Radware's operations. Management believes that exclusion of these charges allows comparisons of operating results that are consistent across past, present and future periods. Furthermore, Radware uses a measure called “total deferred revenues” which is defined as the sum of short and long term deferred revenues on the balance sheet and uncollected billed amounts that were offset against trade receivables, and are not presented on the balance sheet. Radware’s management believes the non-GAAP financial information provided in this release is useful to investors for the purpose of understanding and assessing Radware’s ongoing operations. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release, to the most directly comparable GAAP financial measures, is included with the financial information contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and, as such, has determined that it is important to provide this information to investors.

Safe Harbor Statement

This press release may contain statements concerning Radware’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results, expressed or implied by such forward-looking statements, could differ materially from Radware's current forecasts and estimates. Factors that could cause or contribute to such differences include, but are not limited to: the impact of global economic conditions and volatility of the market for our products; changes in the competitive landscape; inability to realize our investment objectives; timely availability and customer acceptance of our new and existing products; risks and uncertainties relating to acquisitions, including costs and difficulties related to integration of acquired businesses; the impact of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; Competition in the market for Application Delivery and Network Security solutions and our industry in general is intense; and other factors and risks on which we may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Radware, reference is made to Radware’s most recent Annual Report on Form 20-F, as amended, which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Radware in reports filed with, or furnished to, the SEC. Forward-looking statements speak only as of the date on which they are made and, except as required by applicable law, Radware undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Radware’s public filings are available from the SEC’s website at www.sec.gov or may be obtained on Radware’s website at www.radware.com.

About Radware

Radware® (NASDAQ: RDWR), is a global leader of application delivery and cyber security solutions for virtual, cloud and software defined data centers. Its award-winning solutions portfolio delivers service level assurance for business-critical applications, while maximizing IT efficiency. Radware’s solutions empower more than 10,000 enterprise and carrier customers worldwide to adapt to market challenges quickly, maintain business continuity and achieve maximum productivity while keeping costs down.  For more information, please visit www.radware.com

©2017 Radware Ltd. All rights reserved. Radware and all other Radware product and service names are registered trademarks or trademarks of Radware in the U.S. and other countries. All other trademarks and names are property of their respective owners.

CONTACTS Investor Relations: Anat Earon-Heilborn +972 723917548 ir@radware.com Media Contacts: Deborah Szajngarten Radware 201-785-3206 deborah.szajngarten@radware.com

Radware Ltd.
Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	June 30,	December 31,
	2017	2016
	(Unaudited)
Assets

Current assets
Cash and cash equivalents	50,086	79,639
Available-for-sale marketable securities	21,350	20,452
Short-term bank deposits	84,830	125,995
Trade receivables, net	17,638	19,407
Other receivables and prepaid expenses	3,447	4,159
Inventories	19,455	17,114
	196,806	266,766

Long-term investments
Available-for-sale marketable securities	75,478	74,967
Long-term bank deposits	93,851	19,092
Severance pay funds	2,830	2,597
	172,159	96,656

Property and equipment, net	25,711	26,354
Intangible assets, net	10,922	2,399
Other long-term assets	8,072	8,092
Goodwill	32,174	30,069

Total assets	445,844	430,336

Liabilities and shareholders' equity

Current Liabilities
Trade payables	5,967	5,971
Deferred revenues	63,183	53,061
Other payables and accrued expenses	25,187	26,232
	94,337	85,264

Long-term liabilities
Deferred revenues	36,296	31,100
Other long-term liabilities	14,490	14,209
	50,786	45,309

Shareholders' equity
Share capital	665	663
Additional paid-in capital	334,418	325,338
Accumulated other comprehensive loss, net of tax	(7)	(20)
Treasury stock, at cost	(116,029)	(116,029)
Retained earnings	81,674	89,811
Total shareholders' equity	300,721	299,763

Total liabilities and shareholders' equity	445,844	430,336

Radware Ltd.
Condensed Consolidated Statements of Loss
(U.S Dollars in thousands, except share and per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	50,956	49,585	99,868	98,010
Cost of revenues	9,634	8,887	18,628	17,541
Gross profit	41,322	40,698	81,240	80,469

Operating expenses:
Research and development, net	15,013	13,001	29,253	26,425
Selling and marketing	26,410	25,865	52,389	50,777
General and administrative	4,380	3,893	9,160	9,662
Total operating expenses	45,803	42,759	90,802	86,864

Operating loss	(4,481)	(2,061)	(9,562)	(6,395)
Financial income, net	640	1,232	1,747	3,172
Loss before taxes on income	(3,841)	(829)	(7,815)	(3,223)
Taxes on income	(218)	(498)	(322)	(856)
Net loss	(4,059)	(1,327)	(8,137)	(4,079)

Basic net loss per share	(0.09)	(0.03)	(0.19)	(0.09)

Weighted average number of shares used to compute basic net loss per share	43,821,006	43,944,924	43,282,607	44,206,677

Diluted net loss per share	(0.09)	(0.03)	(0.19)	(0.09)

Weighted average number of shares used to compute diluted net loss per share	43,821,006	43,944,924	43,282,607	44,206,677

Radware Ltd.
Reconciliation of GAAP to Non-GAAP Financial Information
(U.S Dollars in thousands, except share and per share data)
	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2017	2016	2017	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
GAAP gross profit	41,322	40,698	81,240	80,469
Stock-based compensation	61	39	116	81
Amortization of intangible assets	419	254	672	507
Non-GAAP gross profit	41,802	40,991	82,028	81,057

GAAP research and development, net	15,013	13,001	29,253	26,425
Stock-based compensation	1,028	667	1,926	1,450
Non-GAAP Research and development, net	13,985	12,334	27,327	24,975

GAAP selling and marketing	26,410	25,865	52,389	50,777
Stock-based compensation	1,875	1,394	3,499	2,662
Amortization of intangible assets	24	26	47	52
Non-GAAP selling and marketing	24,511	24,445	48,843	48,063

GAAP general and administrative	4,380	3,893	9,160	9,662
Stock-based compensation	583	644	1,003	1,428
Acquisition costs	-	-	340	-
Litigation costs	600	433	1,619	2,597
Non-GAAP general and administrative	3,197	2,816	6,198	5,637

GAAP total operating expenses	45,803	42,759	90,802	86,864
Stock-based compensation	3,486	2,705	6,428	5,540
Acquisition costs	-	-	340	-
Amortization of intangible assets	24	26	47	52
Litigation costs	600	433	1,619	2,597
Non-GAAP total operating expenses	41,693	39,595	82,368	78,675

GAAP operating loss	(4,481)	(2,061)	(9,562)	(6,395)
Stock-based compensation	3,547	2,744	6,544	5,621
Acquisition costs	-	-	340	-
Amortization of intangible assets	443	280	719	559
Litigation costs	600	433	1,619	2,597
Non-GAAP operating income (loss)	109	1,396	(340)	2,382

GAAP finance income	640	1,232	1,747	3,172
Exchange rate differences, net on balance sheet items included in financial income	659	460	806	157
Non-GAAP finance income	1,299	1,692	2,553	3,329

GAAP loss before taxes on income	(3,841)	(829)	(7,815)	(3,223)
Stock-based compensation	3,547	2,744	6,544	5,621
Acquisition costs	-	-	340	-
Amortization of intangible assets	443	280	719	559
Litigation costs	600	433	1,619	2,597
Exchange rate differences, net on balance sheet items included in financial income	659	460	806	157
Non-GAAP income before taxes on income	1,408	3,088	2,213	5,711

GAAP net loss	(4,059)	(1,327)	(8,137)	(4,079)
Stock-based compensation	3,547	2,744	6,544	5,621
Acquisition costs	-	-	340	-
Amortization of intangible assets	443	280	719	559
Litigation costs	600	433	1,619	2,597
Exchange rate differences, net on balance sheet items included in financial income	659	460	806	157
Non GAAP net income	1,190	2,590	1,891	4,855

GAAP Net loss per diluted share	(0.09)	(0.03)	(0.19)	(0.09)
Stock-based compensation	0.08	0.06	0.15	0.13
Acquisition costs	0.00	0.00	0.01	0.00
Amortization of intangible assets	0.01	0.01	0.02	0.01
Litigation costs	0.01	0.01	0.04	0.06
Exchange rate differences, net on balance sheet items included in financial income	0.02	0.01	0.01	0.00
Non GAAP Net income per diluted share	0.03	0.06	0.04	0.11

Weighted average number of shares used to compute Non-GAAP diluted net earnings per share	45,054,172	44,101,539	44,279,284	44,354,630

Radware Ltd.
Condensed Consolidated Statements of Cash Flow
(U.S. Dollars in thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2017	2016	2017	2016

Cash flow from operating activities:

Net loss	(4,059)	(1,327)	(8,137)	(4,079)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	2,987	2,561	5,806	5,095
Stock based compensation	3,547	2,744	6,544	5,621
Gain from sale of available-for-sale marketable securities	-	(549)	-	(1,126)
Amortization of premium, accretion of discounts and accrued interest on available-for- sale marketable securities, net	270	514	631	892
Accrued interest on bank deposits	150	6	1,532	(655)
Increase in accrued severance pay, net	41	19	176	341
Increase in trade receivables, net	3,352	1,848	1,902	353
Decrease (increase) in other current assets, prepaid expenses and deferred income taxes, net	(196)	(106)	838	(410)
Increase (decrease) in inventories	(1,063)	395	(2,341)	141
Decrease (increase) in trade payables	1,574	1,010	(136)	(3,168)
Increase (decrease) in deferred revenues	8,135	(73)	14,949	8,594
Increase (decrease) in other payables and accrued expenses	(3,374)	679	(4,096)	4,931
Excess tax benefit from stock-based compensation	-	74	-	74
Net cash provided by operating activities	11,364	7,795	17,668	16,604

Cash flows from investing activities:

Purchase of property and equipment	(2,475)	(2,881)	(4,357)	(5,510)
Proceeds from (investment in) other long-term assets, net	(31)	(16)	16	3
Investment in bank deposits, net	(1,219)	(9,952)	(35,126)	(14,388)
Proceeds from sale, redemption of and purchase of available-for-sale marketable securities ,net	(5,910)	155	(2,023)	3,261
Payment for acquisition of subsidiary, net of cash acquired	-	-	(8,269)	-
Net cash used in investing activities	(9,635)	(12,694)	(49,759)	(16,634)

Cash flows from financing activities:

Proceeds from exercise of stock options	1,228	-	2,538	-
Excess tax benefit from stock-based compensation	-	(74)	-	(74)
Repurchase of shares	-	(4,932)	-	(11,712)
Net cash provided (used in) financing activities	1,228	(5,006)	2,538	(11,786)

Increase (decrease) in cash and cash equivalents	2,957	(9,905)	(29,553)	(11,816)
Cash and cash equivalents at the beginning of the period	47,129	31,833	79,639	33,744
Cash and cash equivalents at the end of the period	50,086	21,928	50,086	21,928